Report to Shareholders
Quarter Ended June 30, 2024

Recent Highlights

• KSM receives "Substantially Started" designation from the BC Government

• 2023 sustainability report filed on website

• Work and partnership discussions continue at KSM

• $12 million, 15,000-meter drill program underway at Iskut

• First mineral resource estimate completed for Bronson gold-copper deposit

• $6 million, 8,000-meter drill program underway at 3 Aces

KSM Designated as Substantially Started

On July 25, Seabridge's wholly owned subsidiary KSM Mining ULC ("KSMCo"), received its "substantially started" designation from the BC Government. This designation affirms the validity of the BC Environmental Assessment Certificate ("EAC") for the life of the KSM Project.

Under the B.C. Environmental Assessment Act, a project's EAC expires if the project has not been substantially started by the deadline specified in its EAC. However, the B.C. Minister of Environment and Climate Change Strategy may determine that a project has been 'substantially started' before the deadline, in which case the EAC is no longer subject to expiry. KSM's EAC deadline was July 29, 2026. KSM Co. has spent over $1 Billion since acquiring the KSM Project in 2001, of which in excess of $800 Million has been spent to advance the project after the issuance of the EAC in July 2014.

This is a significant regulatory milestone for the KSM Project, positioning it to become a multigenerational economic anchor for northwestern BC. Seabridge thanks the Government of British Columbia, and especially the Environmental Assessment Office, for their recognition of the significant work already completed at KSM. This decision reaffirms BC's support of responsible mining projects and the development of a stronger critical mineral supply chain. KSM's large copper reserve can contribute to meeting North America's technology, defense, and security objectives while the project can also promote the economic wellbeing of our Indigenous partners. Seabridge is also grateful for the support we received from the Nisga'a and Tahltan Nations, the Gitxsan Hereditary Chiefs Office, the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace, the Regional District of Kitimat-Stikine, B.C. Hydro and the Mining Association of British Columbia.

With this designation in place, potential KSM joint venture partners will have the comfort of knowing that KSM's existing EAC is valid for the life of the project.

2023 Sustainability Report filed on website

In late May, Seabridge released its 2023 Sustainability Report. The full report may be found here. The document covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic infrastructure essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges we face and the measures we are taking to meet those challenges.

Seabridge is proud of our achievements in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. We have added Indigenous representation on the Board, and we have increased Indigenous participation in our management team. At the board level, 36% of our directors are women and 60% of our board committees are chaired by women. On our executive team, female representation has risen to 30% in 2024.

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The report documents the evolution of a safety culture in Seabridge, detailing the comprehensive safety practices introduced in 2023 and the procedures for measuring our progress that have been implemented. The gratifying result was the best safety performance in our company's history.

Seabridge's Board of Directors and Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. As noted in the report, our KSM Project has the potential to be an industry-leading low carbon copper producer. We continue to look for additional opportunities to decarbonize and optimize our project design. More broadly, our management team has formulated a robust analysis of our carbon footprint as a foundation for future steps towards setting carbon reduction goals for our company.

Seabridge is recognized as an industry leader in engagement with First Nations, forming real working partnerships with our Indigenous neighbours and voluntarily rehabilitating the negative impact of legacy mining at the old Johnny Mountain mine. We aim to stay ahead of the expectations of our partners and investors by deepening our understanding of how we can reduce our GHG emissions and our impact on the natural environment. Our aim is to be a trusted and valued member of the communities in which we operate.

KSM project update

2024 project activities at KSM continue to focus on green power development and distribution, foundational infrastructure, site environmental compliance, wildlife management, and engineering of future fish habitat compensation projects, onsite quarries and road networks.

Power

In Q2 2024, British Columbia Hydro and Power Authority (BC Hydro) continued the multi-year project of the Treaty Creek Terminal (TCT) station. Primary contracts have been awarded and procurement of MEI (Mechanical, Electrical, and Instrumentation) equipment and materials is 90% complete. This work enables a higher level of construction execution certainty in 2025 and completion in 2026. These activities are the second phase of construction for the Facilities Agreement signed between Seabridge and BC Hydro covering the design and construction of the TCT facility, regional system upgrades, and infrastructure that ties KSM into the Northwest Transmission Line. BC Hydro's indigenous partner for onsite work is the Treaty Creek Limited Partnership, the 50/50 partnership of the Nisga'a Growth Corporation and the Tahltan Nation Development Corporation. The project is on schedule for an In-Service Date (ISD) of October 2026.

Site design and construction

Now that KSM has achieved its substantial start designation, the project focus continues to be to move the project forward in a manner that derisks and expedites preparation of the feasibility study and work on the main construction phases. In Q2, engineering continued on future early work scopes encompassing fish habitat compensation, site roads, quarry development and water management infrastructure. Camp 11 power now has a single power source with electrical distribution across the area facilities. A main water well was completed and now supplies the site's water needs. Regional fiber optic infrastructure was completed to the edge of the KSM property and is now ready to be physically brought onto the site. This will connect KSM into the fiber optic infrastructure backbone of NW British Colombia.

HSE compliance

KSM site personnel continue to demonstrate a high commitment to health and safety and environmental compliance. Year over year, the project continues to favorably exceed previous years' performance in leading and lagging indicators. As of the end of July the YTD TRIF ("Total Recordable Incident Frequency") remains at zero. Environmental compliance continues with no regulator deficiencies or non-conformance to permit requirements or regulations.

KSM joint venture discussions continue with six large mining companies. The receipt of the substantially started designation is a significant de-risking event for the KSM project which Seabridge believes will strengthen its hand in negotiating favourable joint venture terms.

2024 drill program at Iskut to test three potential copper-gold porphyry targets

A $12 million, 15,000-meter drill program is now underway at our 100%-owned Iskut Project located in the Golden Triangle of northwest B.C., about 30 kilometers by air from our KSM gold-copper district. The 2024 program is testing for source copper-gold porphyries for the intermediate sulfidation epithermal mineral systems recognized in our 2023 program.

Last year's expansion of the Bronson Slope mineral resource (see below) and the new discoveries at Snip North have given us clear direction on where to focus our efforts. These intrusive targets appear to be embedded in a district-scale structural trend that is similar in strike and width to our nearby KSM deposits. This year's work is dedicated to realizing the porphyry potential we had in mind when we acquired the Iskut project in 2016.

Regional geophysical surveys and surface geology have confirmed the district scale structural corridor that connects the Quartz Rise, Bronson Slope and Snip North targets. Substantial high- level expressions of a Cu-Au porphyry system fall along this regional trend. These targets have seen very little deep drilling. This year we plan to evaluate the deeper porphyry potential.

Bronson inferred mineral resources estimated at 5.4 million ozs of gold and 1.06 billion lbs copper

In late June, Seabridge reported its first mineral resource estimate for the Bronson deposit at its 100% owned Iskut project. These results are an intentional by-product of our porphyry copper- gold exploration at Iskut, where ongoing drilling is focused on discovering the source of the gold and copper concentrations at Bronson, Snip North and Quartz Rise.

The Bronson resource estimate integrates 114 diamond drill holes, of which 25 were completed by Seabridge and the balance by previous operators. Bronson inferred mineral resources are now estimated at 517 million tonnes grading 0.33 grams per tonne gold, 0.09% copper and 2.7 grams per tonne silver yielding 5.4 million ounces of gold, 1.06 billion pounds of copper and 45 million ounces of silver. For details on the Bronson mineral resource, please see our June 27, 2024 News Release.

With the mineral resource additions at KSM and Courageous Lake announced in Q1, Seabridge is on pace to once again offset equity dilution with increases in gold resources.

3 Aces exploration program designed to move the project towards resource delineation

This year's $6 million exploration program at its 100% owned 3 Aces project located in the Yukon is expanding known mineralized zones in the Central Core Area ("CCA") and identifying new target opportunities. The principal patterns that localize gold in the CCA are now being recognized broadly across the property. We remain confident that this year's work will move the project towards resource delineation while also increasing the prospective size of the 3 Aces opportunity.

The new 3 Aces exploration model predicts continuity of mineralization, including high-grade gold, localized along the limbs of second-order folds (F2). Mineralized zones are best expressed on these fold limbs at the contacts between phyllite units and coarse interbedded sandstone and conglomerate. Brittle fracturing and arsenopyrite-bearing quartz veins and breccias at these contacts are the preferred host to gold on the zones that crop-out in the CCA. The exploration model predicts continuity of these gold traps under cover in the CCA and elsewhere on the project.

Seabridge continues to strengthen its relationship with the Liard First Nation and Ross River Dena Council and work with local Kaska businesses to identify opportunities for road building, environmental monitoring, fuel supply, and expediting work. To facilitate our work together, we held a training session in Watson Lake for Kaska environmental monitors to increase their knowledge and understanding of Seabridge's 3 Aces permits, plans and corporate expectations. It is anticipated that this training will occur on an annual basis.

The Gold Market

As we have noted previously, Asian and Central Bank demand since late 2021 has taken over the gold market. Central Banks have stated in surveys conducted by the World Gold Council that they are increasing gold reserves because gold offers better protection against inflation than the U.S. dollar as well as greater geopolitical security in a world characterized by growing sanctions and the emergence of exclusive trade blocks.

Central Bank net purchases have been extraordinary, reaching 1,082 tonnes in 2022 and 1,037 tonnes in 2023. This surge has continued with record purchases in Q1 2024 of 290 tonnes.

Much of the Central Bank buying has come from the BRICS nations where gold has undergone a renaissance. Gold is no longer only a passive reserve asset; it is now being used actively by BRICS nations as an instrument of final settlement in transnational trade. The dollar is losing its stranglehold on the critical energy trade. Further, both China and Russia have successfully developed alternatives to the SWIFT interbank transaction system which raise the prospects for an expanded role for gold as the only universally accepted alternative to the dollar.

While these non-western developments have been occurring, western investment in gold virtually collapsed. Perhaps the best indication has been the massive selling from physical gold ETFs. Global ETF holdings hit their high during the pandemic, reaching 3,453 tonnes in October 2020 and hitting a low of 2,504 tonnes in mid-May 2024, a drop of 949 tonnes from 30 consecutive months of selling.

Western investors typically buy as the price rises and the price did in fact rise strongly during this period of intense selling. Why did they sell? Because western Central Banks, especially the U.S. Federal Reserve, were raising interest rates to fight inflation and real interest rates were on the rise, historically the trigger for gold bear markets. Not this time, thanks to Central Bank and Asian buying which has overwhelmed western disinvestment of gold.

That was then. Interest rates are now on a downward trajectory. The European Central bank and the Bank of England cut rates in July. The Federal Reserve is widely expected to cut in September and markets are pricing in an aggressive set of rate cuts in response to recent data that shows the U.S. economy may be slowing down quickly. Real and nominal interest rates are declining, and western investors are back buying again. From the mid-May low through to the end of July, global ETFs have added a net 52 tonnes of gold, a 2.1% increase. Gold shares have also started to move after years of underperformance, as western investors begin to return. COMEX open interest in gold is rising.

We may now be entering the perfect environment for gold with east and west both buying for different reasons. Furthermore, we are only just beginning to see markets become wary of the growing problem of runaway U.S. deficits and debt as they threaten to destabilize the Treasury market. We think we are now entering a risk-off environment which favours gold over equities and bonds. The abrupt early August down draft in global financial assets brought on by a 0.25% rate increase by the Bank of Japan has exposed the extremely precarious level of leverage in the global financial system. A temporary and partial unwind of the yen carry trade demonstrated that system liquidity cannot survive any significant deleveraging without significant negative consequences. As the U.S. economy slows, we can also expect tax revenues to fall while expenditures rise, and deficits and debt will likely shoot higher.

We think the real bull market is finally here and it promises to be very exciting for companies like Seabridge that have focused on growing per share ownership of gold.

Financial Results

During the three-month period ended June 30, 2024 Seabridge posted a net profit of $45.2 million ($0.51 per share) compared to a net profit of $9.0 million ($0.11 per share) for the same period in 2023. In both the current and comparative quarters, gains recognized on the remeasurement of its secured note liabilities accounted for most of the net profit. During the 2nd quarter, Seabridge invested $30.1 million in mineral interests, property and equipment at its projects compared to $66.2 million in the second quarter of 2023. At June 30, 2024, net working capital was $45.1 million compared to $54.5 million at December 31, 2023.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

August 13, 2024